Docebo Achieves FedRAMP® Moderate Authority to Operate (ATO), Expanding Ability to Provide Secure Learning Capabilities to US Federal Agencies

TORONTO, ONTARIO – April 21, 2025 – Docebo Inc. (Nasdaq:DCBO; TSX:DCBO) ("Docebo" or the "Company"), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, today announced that it is now listed in the FedRAMP® marketplace at the Moderate impact level after receiving Agency Authority to Operate (ATO). The attainment of this milestone underscores Docebo’s commitment to delivering secure, scalable, and compliant eLearning solutions to U.S. federal agencies and their workforce.

Docebo’s FedRAMP Moderate ATO confirms the platform meets agency security controls required for federal use. Federal agencies can now reuse this authorization to deploy Docebo for mission critical learning programs.

“Being listed in the FedRAMP marketplace and achieving ATO at the Moderate impact level is a significant milestone that deepens our ability to support the unique training needs and valuable missions of U.S. federal agencies—and may also support state, local, and education organizations that adopt FedRAMP standards,” said Alessio Artuffo, President and Chief Executive Officer of Docebo. “Public sector organizations are under pressure to modernize, and many are moving away from outdated custom-built solutions to prioritize the use of secure, cloud-based platforms. Docebo’s AI-First learning platform is built for this moment – combining the security and reliability government agencies require with the advanced features and flexibility of a modern solution.”

The FedRAMP program standardizes security assessment, authorization, and continuous monitoring for cloud services across the federal government. Being listed in the FedRAMP marketplace at the Moderate impact level not only affirms Docebo’s adherence to these high standards but also enables greater innovation and efficiency in public sector learning. In reaching this milestone, Docebo has successfully demonstrated compliance with hundreds of rigorous FedRAMP security controls through an agency-wide assessment process.The authorization was achieved on AWS GovCloud (US), and the validated security package is available to all agencies through the FedRAMP Marketplace.

Forward-Looking Information

This news release may contain "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws, including, without limitation, statements regarding Docebo’s ability to deliver secure solutions to US federal agencies and their workforce and the impact of receiving ATO on Docebo’s business.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the Company’s ability to secure and maintain a U.S. government agency sponsor, enter into contracts with such sponsor and other agencies, as well as those factors discussed in greater detail under the "Risk Factors" section in our Annual Information Form, available free of charge under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward- looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:
For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
mike.mccarthy@docebo.com
+1.214.830.0641